82-3116

GREAT QUEST
METALS LTD.

04045372

September 15, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7 3-2
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 15, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 05 2004
WASH. D.C. 202

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

September 15, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Metals Adds The 117 sq. km Sepola Concession In The Bourdala Area

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the completion of an agreement on the 117 sq km Sepola concession, located west of and adjacent to the Company's Bourdala concessions, giving a total land package of 205 sq km in the area. Under the terms of the agreement, Great Quest has an option on a 95% interest in the Concession, subject to a 1% net smelter royalty for approximately $125,000 to be paid over a period of 7 years.

This acquisition is important for several reasons. The Concession covers an area west of and adjacent to the Sabakonkon and Bourdala Sud Ouest areas where the occurrence of gold mineralization is very close to the western boundaries of the claims. One drill hole in the Bourdala Sud Ouest area intersected 10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold. The exploration team will now be able to determine whether the mineralization can be traced into the Sepola concession. The Concession also covers a 2 by 3 km. granitic intrusion with associated gabbro, which is the same age as intrusive rock near the Sadiola and Segala gold deposits. The gold deposits are thought to be related to intrusive activity. The Company, while working in the area, will be allowed the use of the large camp built by Hyundai Corp. Hyundai completed a total of 90,000 meters of drilling, largely on the Sepola concession.

A 90-day Autorisation d'Exploration has been granted on the Concession, and Great Quest will start a program there next week. One of the first objectives of the program will be to soil sample and map the area west of the Bourdala Sud Ouest and Sabakonkon areas to determine as to whether the mineralization in these areas extends into the Sepola concession. Subsequent work will include a study of the drill results to confirm the estimates of inferred, though low grade, resources in 3 separate areas and a mapping and geochem survey in and around the granitic intrusive.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E